EURO TECH HOLDINGS COMPANY LIMITED
18/F Gee Chang Hong Centre
65 Wong Chuk Hang Road
Hong Kong
Tel: (852) 2814 0311
Fax: (852) 2873 4887

January 9, 2009

Via Facsimile to (202)772-9204 and Edgar
Ms. Sondra Snyder
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:                     Euro Tech Holdings Company Limited (the “Company”)
                         Form 20-F for the Fiscal Year Ended December 31, 2007
                         Filed June 30, 2008
                         File No. 0-22113

Dear Ms. Snyder,

We understand you have spoken to counsel that we have engaged to assist us in replying to your Comment Letter, and he conveyed our request for an extension of time to reply to the SEC’s Comment Letter of December 23, 2008, and file any necessary Amendment to our Form 20-F until February 6, 2009.

Our counsel advises that we have been granted an extension of time to respond until February 4, 2009.

Should you have any questions, please do not hesitate to contact the undersigned or our counsel, Robert Perez, Esq., at Gusrae, Kaplan, Bruno & Nusbaum, PLLC, 120 Wall Street, New York, New York, 10005, telephone number 212-269-1400, fax number 212-889-5449, email rperez@gkblaw.com.

Thank you for your courtesies, they are appreciated.

Very truly yours,

Euro Tech Holdings Company Limited

By: /s/ T.C. Leung